Exhibit 4.24
LIMITED WAIVER AND CONSENT TO CONVERTIBLE SECURED NOTES
          This LIMITED WAIVER AND CONSENT (this “Waiver and Consent”) is dated as of April 30, 2009 and entered into by and among NationsHealth Inc., a Delaware corporation (the “Company”), NationsHealth Holdings, L.L.C., a Florida limited liability company and a wholly-owned subsidiary of the Company (“NH LLC”), United States Pharmaceutical Group, L.L.C., a Delaware limited liability company and an indirect wholly-owned subsidiary of the Company (“USPG,” the Company and NH LLC are collectively, the “Existing Issuers”), Diabetes Care & Education, Inc., a South Carolina corporation (“Diabetes”), and National Pharmaceuticals and Medical Products (USA) L.L.C., a Florida limited liability company (“National” and “Diabetes” are together, the “Additional Issuers,” and the Existing Issuers and the Additional Issuers are together, the “Issuers”) and MHR Capital Partners Master Account LP (as assignee of MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP)), OTQ LLC and MHR Capital Partners (100) LP (collectively, the “Holders”) and MHR Capital Partners (500) LP, as collateral agent (the “Collateral Agent”), and is made with reference to those certain Promissory Notes in an aggregate principal amount of $15,000,000 issued by the Issuers and also designated as 7 3/4% Convertible Secured Notes (the “Notes”) pursuant to that certain Investment Unit Purchase Agreement, dated as of February 28, 2005 between the Existing Issuers and the Holders. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the First Amended Notes (defined herein).
RECITALS
          WHEREAS, the Company desires to enter into that certain Agreement and Plan of Merger, in the form attached hereto as Exhibit A, dated as of the date hereof (the “Merger Agreement”) by and among the Company, ComVest NationsHealth Holdings, LLC, a Delaware limited liability company (“Parent”), and NationsHealth Acquisitions Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger;
          WHEREAS, in connection with the execution of the Merger Agreement, the Company and Parent desire to enter into a Series A Preferred Stock Purchase Agreement, dated as of the date hereof, in the form attached hereto as Exhibit B (the “Series A Preferred Stock Purchase Agreement”), pursuant to which Parent agrees to purchase 41,666,667 shares of Series A Preferred Stock of the Company (the “Series A Preferred Stock”) at the Effective Time (as defined in the Merger Agreement) of the Merger and will have the right to purchase up to 16,666,667 additional shares of Series A Preferred Stock of the Company (the “Investment Option Preferred Stock”) exercisable until the first anniversary of the closing date of the Merger;
          WHEREAS, concurrently with the execution of the Merger Agreement, Parent and certain holders of the Common Stock have agreed to enter into a Voting Agreement with respect to the Merger Agreement in the form attached hereto as Exhibit C and the transactions contemplated thereby (the “Merger Voting Agreement”);
          WHEREAS, in connection with the execution of the Merger Agreement, the Company and Parent also desire to enter into a Bridge Loan Agreement, dated as of the date hereof, in the form attached hereto as Exhibit D (the “Bridge Loan Agreement”), pursuant to which the Issuers will issue to Parent a 10% Secured Convertible Subordinated Promissory Note in the aggregate principal amount of $3,000,000 attached hereto as Exhibit E (the “Bridge Note,” and the loan made by Parent under the Bridge Loan Agreement, the “Bridge Loan”), the payment of which shall be secured by a security interest in substantially all of the assets of the Issuers that is senior to the security interest securing the Notes and constitute Senior Indebtedness under the Notes and the First Amended Notes, and all of the amounts outstanding thereunder upon the Effective Time shall be converted into Series A Preferred Stock;
          WHEREAS, in connection with the execution of the Bridge Loan Agreement, the Company has issued to Parent warrants to issue up to 1,000,000 shares of the Common Stock at an exercise price of $0.01 per share, dated as of the date hereof, in the form attached hereto as Exhibit F (the “Bridge Loan Warrants”) exercisable within 15 days of the termination of the Merger Agreement pursuant to certain provisions of the Merger Agreement;
          WHEREAS, in connection with the execution of the Bridge Loan Agreement, the Company and Parent have requested that the Holders enter into a Subordination Agreement, dated as of the date hereof, in the form attached hereto as Exhibit G (the “Bridge Loan Intercreditor Agreement,” and collectively with the Bridge Loan Agreement, the Bridge Note, and the Bridge Loan Warrant, the “Bridge Loan Documents”) pursuant to which the Holders would subordinate the obligations of the Notes to the obligations of the Bridge Notes as provided for therein;
          WHEREAS, in connection with the Bridge Loan Agreement, Parent has requested that the Holders consent to waive the redemption upon Change of Control under Section 5(b) of the Notes as it relates to the conversion by Parent pursuant to Section 2(c) and 2(d) and Section 6(b) of the Bridge Note of all of the obligations under the Bridge Loan into shares of Series A-1 Preferred Stock of the Company, par value $.01 per share (the “Series A-1 Preferred Stock”), with the rights, preferences and privileges set forth in the Certificate of Designation attached hereto as Exhibit H (the “Certificate of Designation”) in the event (i) the Merger Agreement is terminated and the Issuers do not pay all of the outstanding principal and accrued and unpaid interest that become due under the Bridge Loan on or before the Maturity Date or applicable due date as provided in the Bridge Note, (ii) the Bridge Loan Purchase Option (defined below) has not been exercised and (iii) neither Parent nor any of its Affiliates have acquired any Senior Indebtedness under the Credit Agreement (the “Optional Conversion”);
          WHEREAS, Parent and the Company have agreed that, as consideration for the consent of the Holders to the Optional Conversion as and as a condition to such consent, (i) the Company has agreed to amend and restate the Notes in the form attached hereto as Exhibit I (the “First Amended Notes”), effective as of the date hereof, including to inter, alia, add the Additional Issuers and issue to the Holders warrants to purchase 10,183,282 shares of Common Stock (subject to adjustment as set forth therein) in the form attached hereto as Exhibit J (the

“Waiver Warrants”) which shall be immediately exercisable upon such Optional Conversion, (ii) in the event that the Merger Agreement is terminated and the Issuers do not pay all of the outstanding principal and accrued and unpaid interest that become due under the Bridge Loan on or before the Maturity Date or applicable due date, Parent agrees to grant MHR the right to purchase all of the Bridge Loan for a purchase price of 100% of the outstanding principal accrued and unpaid interest during the last fifteen (15) calendar days of the Thirty Day Post-Termination Period (as defined in the Merger Agreement) or the last fifteen (15) calendar days of the Thirty Day Post-Maturity Termination Period (as defined in the Merger Agreement), if on the first day of such fifteen (15) day period any principal or accrued interest on the Bridge Loan remains unpaid (the “Bridge Loan Purchase Option”) and (iii) in connection with the agreement described in clause (iii) hereof, Parent has entered into a letter agreement in the form attached hereto as Exhibit K (the “Waiver Termination Side Letter”) and ComVest Investment Partners III, L.P. (“ComVest”) has entered into a letter agreement in the form attached hereto as Exhibit L (the “ComVest Letter,” and collectively with the Waiver Termination Side Letter, Certificate of Designation, the First Amended Notes and the Waiver Warrants, the “Optional Conversion Documents”) with the Holders setting forth certain limitations on the terms and conditions under which Parent or ComVest, as the case may be, may purchase any Senior Indebtedness under the Credit Agreement;
          WHEREAS, in connection with the Merger, the Company has requested that the Holders contribute their equity in the Company in a tax free transaction in exchange for non-voting common stock of Merger Sub, which non-voting common stock will be converted in the Merger into Common Stock (the “Rollover Shares”) as of the Effective Time, pursuant to an Exchange and Rollover Agreement, in the form attached hereto as Exhibit M (the “Rollover Agreement”);
          WHEREAS, the Company has additionally requested that in connection with the Merger, the Holders agree to enter into certain agreements effective as of the Effective Time with respect to the Rollover Shares and their rights as stockholders, including the Preferred Stock Investor Rights Agreement in the form attached hereto as Exhibit N, the Preferred Stock Voting Agreement in the form attached hereto as Exhibit O and the Preferred Stock Right of First Refusal and Co-Sale Agreement in the form attached hereto as Exhibit P (collectively, with the Rollover Agreement, the “Rollover Documents”);
          WHEREAS, pursuant to the Preferred Stock Voting Agreement, as of the Effective Time, an individual designated by MHR shall be elected to the Board of Directors of the Company (the “MHR Representative”) and the Company shall enter into an Indemnification Agreement with the MHR Representative in the form attached hereto as Exhibit Q (the “Indemnification Agreement”);
          WHEREAS, in connection with the transactions contemplated by this Waiver and Consent, at the Effective Time, (i) the Company shall (x) amend and restate the First Amended Notes in the form attached hereto as Exhibit R (the “Second Amended Notes”), and (y) issue to the Holders warrants to purchase shares of Common Stock, exercisable into shares of Common Stock equal to 10% of the Common Stock on a fully diluted basis immediately following the Effective Time and after giving effect to the issuance of the Investment Option Preferred Stock in the form attached hereto as Exhibit S (the “MHR Warrants”), (ii) Parent shall enter into a letter agreement with the Holders in the form attached hereto as Exhibit T (the “Merger Side Letter”), and (ii) the Issuer, Parent and CapitalSource Finance, LLC shall enter into a letter agreement with the Holders in the form attached hereto as Exhibit U (the “Tri-Party Side Letter”) setting forth certain limitations on the terms and conditions under which Parent may purchase any obligations under the Credit Agreement;
          WHEREAS, in connection with the execution of the Merger Agreement, the Series A Preferred Stock Purchase Agreement, the Merger Voting Agreement, the Bridge Loan Documents, the Rollover Documents, the Indemnification Agreement, the Tri-Party Side Letter (collectively, with the other ancillary documents described herein, the “Merger Transaction Documents”) and the consummation of the transactions contemplated thereby (the “Merger Transactions”), and the execution of the Optional Conversion Documents and the consummation of the Optional Conversion, the Company has requested the consent of the Holders of the Notes and the waiver or amendments of certain provisions thereunder;
          WHEREAS, in connection with foregoing, the Holders desire to grant certain consents and waive certain provisions of the Notes, to enter into the First Amended Notes, and, at the Effective Time, to exchange such First Amended Notes for the Second Amended Notes and the MHR Warrants, but only subject to the terms and conditions contained herein;
          NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:
Section 1. WAIVER AND CONSENTS
     (a) Execution of Merger Agreement. Subject to the terms and conditions set forth herein, including the conditions to effectiveness in Section 5(a) and in reliance on the representations, warranties and covenants of the Issuers herein contained, the Holders hereby consent to the Company entering into the Merger Agreement, and waive any Event of Default that would arise under the Notes solely as a result of the execution of the Merger Transaction Documents (other than the consummation of the Merger Agreement which is addressed in Section 1(d) below and such events that are addressed in Sections 1(b), 1(c), 1(e) and 1(f) below), and hereby agree to waive the redemption upon Change of Control in Section 5(b) of the Notes, solely as it relates to the execution of Merger Agreement and the Merger Voting Agreement (but not to any Change of Control that may result from the consummation of the Merger which is addressed in Section 1(d) below).
     (b) Bridge Loan Intercreditor Agreement. Subject to the terms and conditions set forth herein, including the conditions to effectiveness in Section 5(a) and in reliance on the representations, warranties and covenants of the Issuers herein contained, the Holders hereby consent and agree to enter into the Bridge Loan Intercreditor Agreement.
     (c) Optional Conversion. Subject to the terms and conditions set forth herein, including the conditions to effectiveness in Section 5(c) and in reliance on the representations, warranties and covenants of the Issuers herein contained, the Holders hereby agree to waive the redemption upon Change of Control in Section 5(b) of the Notes and the First Amended Notes, solely as it relates to the Optional Conversion.
     (d) Consummation of Merger. Subject to the terms and conditions set forth herein, including the conditions to effectiveness in Section 5(b) and in reliance on the representations, warranties and covenants of the Issuers herein contained, upon the Effective Time, the Holders hereby consent to the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and hereby agree to waive the redemption upon Change of Control in Section 5(b) of the Notes, solely as it relates to the Merger.
     (e) ADHYO Partial Redemption Right. Subject to the terms and conditions set forth herein, including the conditions to effectiveness in Section 5(b) and in reliance on the representations, warranties and covenants of the Issuers herein contained, at the Effective Time, the Holders hereby waive Issuers’ compliance with and forbear from exercising or enforcing the Issuers’ noncompliance with the provisions of Section 5(c) of the First Amended Notes relating to the partial redemption of the First Amended Notes on February 28, 2010.
     (f) Cross-Default to Waived Events of Default under Credit Agreement. Subject to the terms and conditions set forth herein, including the conditions to effectiveness in Section 5(a) and in reliance on the representations, warranties and covenants of the Issuers herein contained, the Holders hereby waive any Event of Default under the Notes resulting from each of the events of default waived by CapitalSource Finance LLC pursuant to Section 2 of the Consent, Waiver, Joinder and Eighth Amendment to Third Amended and Restated Revolving Credit, Term Loan and Security Agreement, dated April 30, 2009, among the Issuers and Senior Lender, individually and as Agent for the other Lenders under the Credit Agreement, in the form attached hereto as Exhibit V (the “CapitalSource Consents”), only to the extent set forth therein.
Section 2. LIMITATION OF WAIVER AND CONSENTS
          Without limiting the generality of the provisions of Section 12 of the Notes, the First Amended Notes or the Second Amended Notes, the waivers and consents set forth above shall be limited precisely as written and relate solely to the noncompliance by the Issuers with the provisions of the Notes, the First Amended Notes or the Second Amended Notes in the manner and to the extent described above, and nothing in this Waiver and Consent shall be deemed to:
     (a) constitute a waiver of compliance by the Issuers with respect to (i) Section 12 of the Notes, the First Amended Notes or the Second Amended Notes in any other instance or (ii) any other term, provision or condition of the Notes, the First Amended Notes or the Second Amended Notes or any other instrument or agreement referred to therein; or
     (b) prejudice any right or remedy that Collateral Agent or any Holders may now have (except to the extent such right or remedy was based upon existing defaults that will not exist after giving effect to this Waiver and Consent) or may have in the future under or in connection with the Notes, the First Amended Notes or the Second Amended Notes or any other instrument or agreement referred to therein.
          Except as expressly set forth herein, the terms, provisions and conditions of the Notes and the Transaction Documents (as defined in the Notes) shall remain in full force and effect and in all other respects are hereby ratified and confirmed. The Holders hereby reserve all of their rights under the Notes and the Transaction Documents and the First Amended Notes and the Notes Documents (as defined in the First Amended Notes), and on and after the Effective Time, the Second Amended Notes and the Notes Documents (as defined in the Second Amended Notes) except as specifically set forth in (and subject to the terms and conditions of) this Waiver and Consent.
          Except with respect to, and only to the extent of, the consents and waivers set forth in Sections 1(a) and 1(b), and 1(f) nothing contained herein effects a waiver or qualification or limitation of the Holders’ rights under the Notes or the First Amended Notes or other documents and agreements unless and until the Merger is consummated and the other conditions set forth in Section 5(b) hereof are satisfied on or prior to the Effective Time. If the Effective Time does not occur in accordance with the terms of the Merger Agreement, including in the event the Merger Agreement is terminated for any reason or in the event the Merger is not consummated on or prior to the Walk-Away Date (as such term is defined in the Merger Agreement) as may be extended by the parties in accordance with the terms of the Merger Agreement, or if the other conditions set forth in Section 5(b) hereof shall not have been satisfied on or prior to the Effective Time, the consents and waivers in Section 1, other than those contained in Section 1(a), 1(b) and 1(f), and Section 1(c) (subject to the satisfaction of the conditions in Section 5(c), shall terminate and cease to have any further force and effect. The Holders fully reserve any and all of their rights, remedies and defenses under the Notes and the First Amended Notes and at law or in equity in connection with any termination of the waivers and consents hereunder.
Section 3. COVENANTS
(a)	The Issuers covenant and agree that:

(i)	The Merger Agreement and the Series A Preferred Stock Purchase Agreement shall not be amended, modified or supplemented, and any other party’s compliance thereto shall not be waived, without the prior written consent of the Holders, except in the case of the Merger Agreement, for amendments which would be required for Parent to provide a superior proposal, waivers by Parent of conditions precedent pursuant to Article VI of the Merger Agreement and for any such amendments, modifications, supplements or waivers that do not adversely affect MHR, including without limitation, amendments and supplements to the Company Disclosure Schedule or the Parent Disclosure Schedule.

(ii)	Other than for the filing as of the date hereof of the Certificate of Designation, and for the filing immediately prior to the Effective Time of the Company’s Amended and Restated Certificate of Incorporation in the form attached hereto as Exhibit W (the “Amended and Restated Certificate of Incorporation”) and the adoption immediately prior to the Effective Time of the Company’s Amended and Restated Bylaws in the form attached hereto as Exhibit X (the “Amended and Restated Bylaws”), in each case pursuant to the terms of the Merger Agreement, the certificate of incorporation or certificate of formation and Bylaws or limited liability company agreement or similar organizational documents of the Issuers shall not be amended, modified or supplemented, and any other party’s compliance thereto shall not be waived, without the prior written consent of the Holders, except for any such amendments, modifications and supplements that do not adversely affect MHR.
(iii)	The Bridge Loan Documents shall not be amended, modified or supplemented, and any other party’s compliance thereto shall not be waived, without the prior written consent of the Holders, except for any such amendments, modifications, supplements or waivers that do not adversely affect MHR.

(iv)	The consent of CapitalSource Finance LLC under the Intercreditor Agreement and the Credit Agreement to this Waiver and Consent, the transactions contemplated hereunder, including the issuance of the First Amended Notes, the Second Amended Notes, the Waiver Warrants, the MHR Warrants, the Merger Transactions and the Optional Conversion pursuant to the Consent, Waiver, Joinder and Eighth Amendment to Third Amended and Restated Revolving Credit, Term Loan and Security Agreement, in the form provided to the Holders on or prior to the date hereof (the “CapitalSource Consents”) shall remain in full force and effect.

(v)	Concurrently herewith, the Issuers shall deliver the First Amended Notes and the Waiver Warrants to the Holders.

(vi)	On the Merger Closing Effective Date (as defined below), the Issuers shall deliver the Second Amended Notes and the MHR Warrants to the Holders.

(vii)	The Company shall prepare and file within three days of the date hereof, a current report on Form 8-K disclosing the Merger and the other transactions contemplated hereby, including the Merger Transactions and the Optional Conversion, and filing as exhibits thereto, all agreements that would be required to be filed or reported in a Schedule 13D by any parties that are required to report on Schedule 13D the transactions contemplated hereby.

(viii)	The Issuers hereby agree to afford reasonable opportunity in advance of filing any SEC reports or documents relating to this Waiver and Consent or the Merger Transaction Documents to O’Melveny & Myers, LLP, on

behalf of the Holders, to review and such reports or documents and any other material disclosure or press releases, and to comment and consent (not to be unreasonably withheld) to any such reports or documents or any other material disclosure or press releases that contain disclosure related to MHR, to take all reasonable steps necessary and desirable to obtain approval for the transactions contemplated under this Waiver and Consent as expeditiously as possible under applicable law and to use reasonable best efforts to obtain any and all requisite regulatory and/or third party approvals therefor.
     (b) The Holders covenant and agree that provided (i) no Default or Event of Default with respect to the First Amended Notes, the Second Amended Notes and the other Rollover Financing Documents (as defined in the Merger Agreement) as to which the Company and the Holders are a party shall or will exist as of and immediately after the Effective Time, and (ii) the Issuers shall have delivered to the Holders such satisfactory evidence thereof (including certifications) as is reasonably requested by the Holders, on the Merger Closing Effective Date, the Holders shall, subject to and in reliance on the foregoing provide to Parent, Merger Sub and the Company a certificate that no default and/or event of default exists as of and immediately after the Effective Time with respect to the First Amended Notes, the Second Amended Notes and the other Rollover Financing Documents as to which the Company and the Holders are a party.
Section 4. REPRESENTATIONS AND WARRANTIES
          In order to induce the Holders to enter into this Waiver and Consent, Issuers hereby represent and warrant that as of the date hereof, as of the Optional Conversion Effective Date and as of the Merger Closing Effective Date:
     (a) Power and Authority. The Issuers party thereto have all requisite corporate or limited liability company power and authority to enter into this Waiver and Consent and to enter into and issue the First Amended Notes and the Waiver Warrants, and upon the Effective Time, enter into the Rollover Documents and enter into and issue the Second Amended Notes and the MHR Warrants and to carry out the transactions contemplated thereby, and perform their respective obligations thereunder.
     (b) Authorization of Agreements. The execution and delivery of this Waiver and Consent, the Rollover Documents, the First Amended Notes, the Waiver Warrants, the Second Amended Notes and the MHR Warrants and the performance by the Issuers party thereto of this Waiver and Consent, the Rollover Documents, the First Amended Notes, the Waiver Warrants, the Second Amended Notes and the MHR Warrants and the issuance, delivery and payment of the First Amended Notes, the Waiver Warrants, the Second Amended Notes and the MHR Warrants have been duly authorized by all necessary corporate or limited liability company action on the part of the Issuers party thereto.
     (c) No Conflict. The execution and delivery by the Issuers party thereto of this Waiver and Consent, the First Amended Notes and the Waiver Warrants, and, upon the Effective Time, the Rollover Documents, the Second Amended Notes and the MHR Warrants, and the performance by the Issuers party thereto of this Waiver and Consent, the Rollover Documents, the First Amended Notes, the Waiver Warrants, the Second Amended Notes and the MHR Warrants and the issuance, delivery and payment of the First Amended Notes, the Waiver Warrants, the Second Amended Notes and the MHR Warrants do not and will not (i) violate any provision of any law or any governmental rule or regulation applicable to the Company or any of its Subsidiaries, (ii) the certificate or articles of incorporation or formation or bylaws or limited liability agreement or operating agreement of the Company or any of its Subsidiaries or any order, judgment or decree of any court or other agency of government binding on the Company or any of its Subsidiaries, (iii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under or give rise to a right of termination, cancellation, modification, amendment, creation of a payment obligation or acceleration (including pursuant to any put right) of any material obligation or the loss of a material benefit under any contract to which the Company or any of its Subsidiaries is a party, (iv) result in or require the creation or imposition of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries (other than Liens created in favor of the Collateral Agent on behalf of the Holders), or (v) require any approval of stockholders or any approval or consent of any Person under any contractual obligation of the Company or any of its Subsidiaries, except for such approvals or consents which will have been obtained on or before the Waiver and Consent Effective Date or the Merger Closing Effective Date, as the case may be, or in the case of subclauses (i), (iii), (iv) and (v), as would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     (d) Governmental Consents. The execution and delivery by the Issuers party thereto of this Waiver and Consent, the Rollover Documents, the First Amended Notes, the Waiver Warrants, the Second Amended Notes and the MHR Warrants, and the performance by the Issuers party thereto of this Waiver and Consent, the Rollover Documents, the First Amended Notes, the Waiver Warrants, the Second Amended Notes and the MHR Warrants and the issuance, delivery and payment of the First Amended Notes, the Waiver Warrants, the Second Amended Notes and the MHR Warrants do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     (e) Binding Obligation. This Waiver and Consent, the Rollover Agreement the First Amended Notes and the Waiver Warrants have been duly executed and delivered by the Issuers party thereto and this Waiver and Consent, the Rollover Agreement, the First Amended Notes and the Waiver Warrants are, and the other Rollover Documents, the Second Amended Notes and the MHR Warrants, when executed and delivered, will be the legally valid and binding obligations of the Issuers party thereto, enforceable against the Issuers party thereto in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

     (f) Absence of Default. Except for the events set forth in Section 1 hereof waived or consented to thereunder, no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Waiver and Consent that would constitute an Event of Default or a potential Event of Default under the Notes and the First Amended Notes or as of the Merger Closing Effective Date, the Second Amended Notes.
     (g) Solvency. Immediately after the consummation of the Merger Transactions, each of the Issuers (i) will not be insolvent, (ii) will not be left with unreasonably small capital, and (iii) will not have debts beyond its ability to pay such debts as they mature.
     (h) Waiver Warrants and MHR Warrants. The issuance of the Waiver Warrants are, and, as of the Effective Time, the MHR Warrants will be, duly authorized and will be free from all taxes, liens and charges in respect of the issue thereof. The Waiver Warrants will be exercisable for shares of Common Stock equal to, and the Company has duly authorized and reserved for issuance shares of Common Stock equal to, 10% of the Common Stock on a fully diluted basis immediately following the Optional Conversion. The MHR Warrants will be exercisable for shares of Common Stock equal to, and as of the Effective Time the Company shall have duly authorized and reserved for issuance shares of Common Stock equal to, 10% of the Common Stock on a fully diluted basis immediately following the Effective Time and after giving effect to the issuance of the Investment Option Preferred Stock. Upon exercise of the Waiver Warrants and the MHR Warrants in accordance with their respective terms, the shares of Common Stock issued in respect of the Waiver Warrants and the Warrant Shares will be validly issued, fully paid and nonassesable free from all preemptive or similar rights, taxes, Liens and charges in respect of the issue thereof, with the holder being entitled to all rights accorded to a holder of shares of Common Stock.
     (i) No Subsidiaries. Other than any Subsidiaries that have no or de minimis assets and liabilities and generate no or de minimis revenues, the Company has no Subsidiaries other than those that are Existing Issuers or are Additional Issuers.
     (j) No Other Agreements. Other than the First Amended Notes and the Notes Documents (as such term is defined in the First Amended Notes), the Second Amended Notes and the Notes Documents (as such term is defined in the Second Amended Notes) (collectively, the “Collective Notes Documents”), the Merger Transaction Documents, the Bridge Loan Documents, and the Optional Conversion Documents and agreements specified in Schedule 4 to this Waiver and Consent, the Issuers and their Affiliates have not entered into any other agreement, arrangement or understanding with any Person related to the transactions contemplated by the Collective Notes Documents, the Merger Transaction Documents, the Bridge Loan Documents and the Optional Conversion Documents; provided that any waivers, amendments, new agreements and existing agreements inadvertently omitted from Schedule 4 hereto entered into by or among the Issuers, Parent and their respective Affiliates after the date hereof for the purpose of consummating the Merger Transactions (other the than the Bridge Loan Documents) are permitted hereunder, so long as they do not adversely affect MHR, including, without limitation any of their rights under any of the Collective Notes Documents, the Merger Transaction Documents, the Bridge Loan Documents or the Optional Conversion Documents and MHR promptly receives a copy thereof. The Issuers agree to provide MHR with copies of any new agreements and any existing agreements not listed in Schedule 4 promptly upon becoming aware of the same.
          “Material Adverse Effect” shall mean with respect to the Company or any of its Subsidiaries, any event, circumstance, development, condition, change, or effect which, after taking into effect any insurance recoveries, is, either individually or in the aggregate with any other event, circumstance, development, condition, change, or effect, (i) materially adverse to the business, operation, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries, taken as a whole, (ii) has, had or would reasonably be expected to have any material adverse effect upon or change in the validity or enforceability of the Collective Notes Documents, the Merger Transaction Documents or the Optional Conversion Documents or the ability of any of the Issuers to perform their obligations thereunder or (iii) has, had or would reasonably be expected to have any material adverse effect on the rights of MHR under the Collective Notes Documents, the Merger Transaction Documents or the Optional Conversion Documents.
Section 5. CONDITIONS TO EFFECTIVENESS
     (a) Sections 1(a), 1(b) and 1(f) of this Waiver and Consent shall become effective only upon the satisfaction of all of the following conditions precedent (the date of satisfaction of such conditions being referred to herein as the “Waiver and Consent Effective Date”):
(i)	On or before the Waiver and Consent Effective Date, each of the Issuers, or Parent, as applicable, shall deliver to the Holders (with sufficient originally executed copies, where appropriate, for each Holder and its counsel) the following, each, unless otherwise noted, dated the Waiver and Consent Effective Date:
(1) Certified copies of its certificate of incorporation or certificate of formation, together with a good standing certificate from the Secretary of State of the state of its incorporation or formation, each dated a recent date prior to the Waiver and Consent Effective Date;
(2) Copies of its Bylaws or operating or limited liability company agreement, certified as of the Waiver and Consent Effective Date by its corporate secretary or an assistant secretary;
(3) Resolutions of its Board of Directors approving and authorizing the execution, delivery, and performance of the Merger Transaction Documents, to which it is a party, and finding that the Merger Transactions are fair to and in the best interests of the stockholders of the Company (other than Parent and the stockholders party to the Rollover Agreement), authorizing the execution, delivery, and performance of the Bridge Loan Documents and the Optional Conversion Documents to which it is a party, and authorizing the execution, delivery and performance of this Waiver and Consent and the execution, delivery, issuance and performance of the First Amended Notes and the Waiver Warrants, and, as of the Effective Date, the Second Amended Notes and the MHR Warrants, certified by its corporate secretary or an assistant secretary as being in full force and effect without modification or amendment (the “Board Recommendation”);
(4) A certificate, dated as of the Closing Date, duly executed by the President and the Secretary of each of the Issuers certifying that the conditions set forth in Sections 5(a)(ii) and 5(a)(iii), have been fully satisfied.
(5) A copy of this Waiver and Consent, duly executed by the Issuers;
(6) An executed copy of the Merger Agreement;
(7) An executed copy of the Merger Voting Agreement;
(8) An executed copy of the Bridge Loan Agreement, the Bridge Notes and the Bridge Loan Warrants;
(9) An executed copy of the Bridge Loan Intercreditor Agreement;
(10) A copy of the Rollover Agreement, duly executed by the Company, and the stockholders party thereto (other than MHR);
(11) An executed copy of the Series A Preferred Stock Purchase Agreement;
(12) A copy of the Preferred Stock Investor Rights Agreement, duly executed by the Company, Parent and the stockholders party thereto (other than MHR);
(13) A copy of the Preferred Stock Right of First Refusal and Co-Sale Agreement duly executed by the Company, Parent and the stockholders party thereto (other than MHR);
(14) A copy of the Preferred Stock Voting Agreement duly executed by the Company, Parent and the stockholders party thereto (other than MHR);
(15) An executed copy of the CapitalSource Consents;

(16) An executed copy of the Amended and Restated Senior Subordination Agreement, by and among the Holders and CapitalSource Finance LLC, in the form attached hereto as Exhibit Y;
(17) An executed copy of the Senior Subordination Agreement by and between Parent and CapitalSource Finance LLC;
(18) The original First Amended Notes, executed by the Issuers;
(19) The Waiver Warrants, executed by the Company;
(20) A copy of the Waiver Termination Side Letter, duly executed by Parent, and the Issuers;
(21) A copy of the Merger Side Letter, duly executed by Parent, and the Issuers;
(22) A copy of the ComVest Side Letter, duly executed by ComVest and the Issuers;
(23) A copy of the Tri-Party Side Letter, duly executed by CapitalSource Finance, LLC, Parent and the Issuers;
(24) Each document (including, without limitation, any UCC financing statement) required by the First Amended Notes or under law or requested by Collateral Agent to be filed or recorded in order to create, in favor the Collateral Agent for the benefit of the Holders, perfected lien and security interest in the Collateral of the Additional Issuers (subject only to the Liens securing Senior Indebtedness and Permitted Liens) and evidence of such filing, registration or recordation and the payment by the Additional Issuers of any necessary fee, tax or expense relating thereto;
(25) The Certificate of Designation, filed with the Secretary of State of the State of Delaware;
(ii)	Each of the representations and warranties contained herein shall be true and correct in all material respects (except for any representations and warranties that are qualified by materiality or by Material Adverse Effect which shall be true and correct in all respects) on and as of the Waiver and Consent Effective Date with the same force and effect as though the same had been made on and as of the Waiver and Consent Effective Date other than such representations and warranties that specifically relate to an earlier date (which need only be true and correct as of such date).

(iii)	The Issuers shall have performed and complied, in all material respects, with the covenants and provisions of this Waiver and Consent required to be performed or complied with on or prior to the Waiver and Consent Effective Date.
(iv)	The Special Committee of the Board of Directors shall have received a fairness opinion of an independent financial advisor finding that the Merger Transactions are fair to the holders of Common Stock other than Parent and the stockholders party to the Rollover Agreement (the “Fairness Opinion”), which Fairness Opinion shall not have been modified or withdrawn as of the Waiver and Consent Effective Date.

(v)	Concurrently with the execution and delivery of this Agreement, the Company shall have received at least $3 million in cash proceeds of the Bridge Loan.
     (b) Sections 1(d) and 1(e) of this Waiver and Consent shall become effective only upon the satisfaction of all of the following conditions precedent (the date of satisfaction of such conditions being referred to herein as the “Merger Closing Effective Date”):
(i)	The Collective Note Documents and the other agreements set forth in Section 5(a) above to which MHR is a party shall be in full force and effect.

(ii)	On or before the Merger Closing Effective Date, the Issuers or Parent, as applicable, shall deliver to the Holders (with sufficient originally executed copies, where appropriate, for each Holder and its counsel) the following, each, unless otherwise noted, dated the Merger Closing Effective Date:
(1) A officer’s certificate of the Company certifying that all conditions precedent to the consummation of the Merger Agreement have been waived or fulfilled;
(2) An officer’s certificate, dated as of the Merger Closing Effective Date, duly executed by the President and the Secretary of each of the Issuers certifying that the conditions set forth in Sections 5(b)(i), (iii), (iv) and (v) have been fully satisfied.
(3) The original Second Amended Notes, executed by the Issuers;
(4) The MHR Warrants, executed by the Company;
(5) A copy of the Amended and Restated Certificate of Incorporation certified by the Secretary of State of the State of Delaware;
(6) A copy of the Amended and Restated Bylaws, duly adopted by the Company;

(7) A copy of the Indemnification Agreement by and between the Company and the MHR Representative, duly executed by the Company;
(8) MHR’s obligations under the Stockholders Agreement, dated as of February 28, 2005, by and among the Company, RGGPLS Holding, Inc., GRH Holdings, L.L.C., and the MHR shall be extinguished;
(9) An executed copy of the Fourth Amended and Restated Credit Agreement by and among the Issuers and CapitalSource Finance LLC;
(10) An executed copy of the Management Agreement, by and between the Company and ComVest Advisors, LLC in the form attached hereto as Exhibit Z; and
(11) An executed copy of the Management Fee Subordination Agreement by and between the Holders and ComVest Advisors, LLC, in the form attached hereto as Exhibit AA.
(iii)	Each of the representations and warranties contained herein shall be true and correct in all material respects (except for any representations and warranties that are qualified by materiality or by Material Adverse Effect which shall be true and correct in all respects) on and as of Merger Closing Effective Date with the same force and effect as though the same had been made on and as of the Merger Closing Effective Date other than such representations and warranties that specifically relate to an earlier date (which need only be true and correct as of such date).

(iv)	The Issuers shall have performed and complied, in all material respects, with the covenants and provisions of this Waiver and Consent required to be performed or complied with by it between the date hereof and the Merger Closing Effective Date.

(v)	The Merger and the other Merger Transactions shall have been consummated materially in accordance with the Merger Agreement, without waiver or amendment of any material term, provision or condition set forth therein in a manner that is adverse to the Holders (except to the extent consented to by the Holders in their sole discretion or as otherwise permitted in Section 3(a)(i)) and in compliance with all applicable laws; and, the Board Recommendation and the Fairness Opinion shall not have been modified, withdrawn or qualified in any respects.

(vi)	The Company shall have received consideration from Parent in connection with the conversion of all the Bridge Loans into shares of Preferred Stock and the investment of the Remaining Investment Amount (as such term is defined in the Merger Agreement) in accordance with the Series A

Preferred Stock Purchase Agreement in an aggregate amount equal to $8,000,000.
(vii)	Contemporaneously with the Effective Time, the MHR Representative shall have been duly nominated and elected to the Board of Directors of the Company.

(viii)	No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority or other law, rule, legal restraint or prohibition shall be in effect preventing or rendering illegal the consummation of any of the transactions contemplated hereunder or under the Merger Transactions.

(ix)	The Holders shall have received payment of the fees and disbursements described in Section 7 below.
     (c) Section 1(c) of this Waiver and Consent shall become effective only upon the satisfaction of all of the following conditions precedent (the date of satisfaction of such conditions being referred to herein as the “Optional Conversion Effective Date”):
(i)	On or before the Optional Conversion Effective Date, the Issuers, or Parent, as applicable, shall deliver to the Holders (with sufficient originally executed copies, where appropriate, for each Holder and its counsel) the following, each, unless otherwise noted, dated the Optional Conversion Effective Date:
(1) An officer’s certificate, dated as of the Optional Conversion Effective Date, duly executed by the President and the Secretary of each of the Issuers certifying that the conditions set forth in Sections 5(c)(ii) and (iii) have been fully satisfied.
(2) An officer’s certificate of Parent, dated as of the Optional Conversion Effective Date, duly executed by an authorized office of Parent certifying that the conditions set forth in Sections 5(c)(v) and (vi) have been fully satisfied.
(ii)	Each of the representations and warranties contained herein shall be true and correct in all material respects (except for any representations and warranties that are qualified by materiality or by Material Adverse Effect which shall be true and correct in all respects) on and as of Optional Conversion Effective Date with the same force and effect as though the same had been made on and as of the Optional Conversion Effective Date other than such representations and warranties that specifically relate to an earlier date (which need only be true and correct as of such date).

(iii)	The Issuers shall have performed and complied, in all material respects, with the covenants and provisions of this Waiver and Consent required to be performed or complied with by it between the date hereof and the Optional Conversion Effective Date.
(iv)	Each of the representations and warranties of Parent and its Affiliates contained in the Waiver Termination Side Letter shall be true and correct in all material respects on and as of Optional Conversion Effective Date with the same force and effect as though the same had been made on and as of the Optional Conversion Effective Date other than such representations and warranties that specifically relate to an earlier date (which need only be true and correct as of such date).

(v)	Parent and its Affiliates shall have performed and complied, in all material respects, with the covenants and provisions of the Waiver Termination Side Letter required to be performed or complied with by it between the date hereof and the Optional Conversion Effective Date.

(vi)	The Optional Conversion and the other transactions contemplated hereunder as of the Optional Conversion Effective Date shall have been consummated materially in accordance with the terms of the Merger Agreement and Bridge Loan Documents, without waiver or amendment of any material term, provision or condition set forth therein in a manner that is adverse to the Holders (except to the extent consented to by the Holders in their sole discretion) and in material compliance with all applicable laws.

(vii)	No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority or other law, rule, legal restraint or prohibition shall be in effect preventing or rendering illegal the consummation of any of the transactions contemplated hereunder as of the Optional Conversion Effective Date or under the Optional Conversion.

(viii)	The Holders shall have received payment of the fees and disbursements described in Section 7 below.
Section 6. GOVERNING LAW
          THIS WAIVER AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE NEW YORK (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.
Section 7. COSTS AND EXPENSES
          The Issuers shall pay no later than May 7, 2009, $360,000, in respect of legal fees and disbursements of counsel to the Holders in connection with the preparation, negotiation,

execution and delivery of this Waiver and Consent , the Acknowledgment, dated April 15, 2009 by and among the Issuers and the Holders, and the Collective Notes Documents incurred through the Waiver and Consent Effective Date. On the date that either the Optional Conversion or the Merger is consummated, the Issuers shall pay all other legal fees and disbursements of counsel to the Holders in respect of the preparation, negotiation, execution and delivery of this Waiver and Consent and the Collective Notes Documents, the Merger Transactions and the Optional Conversion (collectively, “Transaction Expenses”), up to $190,000. The Holders shall provide to the Issuers, on or prior to each such payment date, an invoice from its counsel relating to such fees and disbursements (but with no requirement for supporting documentation). The Holders represent and warrant to the Issuers that the amounts set forth in such invoices will relate only to Transaction Expenses.
Section 8. INDEMNITY
     (a) The Issuers shall indemnify the Holders, within ten (10) days after written demand therefor, for the full amount of liability incurred in respect of Taxes (by the Holders or their direct or indirect equity owners, the “Holder Group”) or adverse Tax consequences suffered by the any member of the Holder Group in connection with or relating to the transactions contemplated by this Waiver and Consent, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate of the Holders as to the amount of such payment or liability under this Section 8(a) shall be delivered to the Company and shall be conclusive absent demonstrable error.
     (b) “Tax” or “Taxes” means (i) any and all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever; (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by the IRS and any other Governmental Authority responsible for the administration of any Tax in connection with any item described in clause (i); and (iii) any liability in respect of any items described in clauses (i) and/or (ii) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulation section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under law) or otherwise.
     (c) The Company and each Subsidiary, on a joint and several basis (each, an “Indemnifying Party”), shall indemnify, defend and hold harmless each of the Holders and each of their respective officers, directors, members, managers, partners, stockholders, employees, lenders, advisors, agents and other representatives and any Affiliate of the foregoing, and each of their respective successors and permitted assigns (each, an “Indemnified Party”) from and against, and shall promptly reimburse each Indemnified Party for, all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including interest, court costs and reasonable attorneys’ fees and expenses (including reasonable expenses of investigation and reasonable attorneys’ and accountants’ fees and expenses in connection with any action, suit or proceeding, including those incurred upon any appeal) arising or resulting from or in connection with any judicial, administrative or arbitral actions, suits, mediations, investigations, inquiries, proceedings or claims or demands instituted by any third party with respect to the execution, delivery, enforcement and performance of this Waiver and Consent, the Merger Transaction Documents or the Optional Conversion Documents, or in any other way arising out of or relating to this Waiver and Consent, the Merger Transactions or the Optional Conversion (collectively, “Indemnified Liabilities”). The rights of the Indemnified Parties under this Section 8 shall be in addition to (i) any cause of action or similar right of any Indemnified Party against the Company or other Persons, or (ii) any liabilities the Company or any of the Subsidiaries may be subject to pursuant to any applicable law.
     (d) Each party entitled to indemnification under Section 8(c) (the “Indemnified Party”) will (i) give prompt written notice to the party obligated to indemnify such Indemnified Party (the “Indemnifying Party”) of any claim with respect to which it seeks indemnification pursuant to Section 8(c) and (ii) permit such Indemnifying Party to assume the defense of such claim with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, however, that any Indemnified Party entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (x) the Indemnifying Party has agreed in writing to pay such fees and expenses, (y) the Indemnifying Party shall have failed to assume the defense of such claim within 20 days of delivery of the written notice of the Indemnified Party with respect to such claim or failed to employ counsel selected by such Indemnifying Party and reasonably satisfactory to such Indemnified Party or (z) in the reasonable judgment of such Indemnified Party, based upon advice of its counsel, a conflict of interest may exist between such Indemnified Party and the Indemnifying Party with respect to such claims (in which case, if the Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such claim on behalf of such Indemnified Party); provided, further, that an Indemnifying Party who is not entitled to, or elects not to, assume the defense of a claim on behalf of all Indemnified Parties shall not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for all Indemnified Parties. If the Indemnifying Party assumes the defense of the claim, it shall not be subject to any liability for any settlement or compromise made by the Indemnified Party without its consent (but such consent shall not be unreasonably withheld). In connection with any settlement negotiated by an Indemnifying Party, no Indemnifying Party shall, and no Indemnified Party shall be required by an Indemnifying Party to, (i) enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect to such claim or litigation (ii) enter into any settlement that attributes by its terms liability to the Indemnified Party, or (iii) consent to the entry of any judgment that does not include as a term thereof a full dismissal of the litigation or proceeding with prejudice. In addition, without the consent of the Indemnified Party (which consent will not be unreasonably withheld), no Indemnifying Party will be permitted to consent to entry of any judgment or enter into any settlement which provides for any action on the part of the Indemnified Party other than the payment of money damages which are to be paid in full by the Indemnifying Party. If an Indemnifying Party fails or elects not to assume the defense of a claim pursuant to clause (y) above, or is not entitled to assume or continue the defense of such claim pursuant to clause (z) above, the Indemnified Party shall have the right without prejudice to its right of indemnification hereunder to, in its discretion exercised in good faith and upon advice of counsel, to contest, defend and litigate such claim and may settle such claim, either before or after the initiation of litigation, at such time and upon such terms as the Indemnified Party deems fair and reasonable, provided that at least ten (10) days prior to any settlement, written notice of its intention to settle is given to the Indemnifying Party.
Section 9. MISCELLANEOUS
     (a) Headings. Section and subsection headings in this Waiver and Consent are included herein for convenience of reference only and shall not constitute a part of this Waiver and Consent for any other purpose or be given any substantive effect.
     (b) Counterparts; Effectiveness. This Waiver and Consent may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Waiver and Consent (other than the provisions of Section 1 hereof, the effectiveness of which is governed by Section 5 hereof) shall become effective upon the execution of a counterpart hereof by the Issuers and the Holders.
     (c) Severability. In case any provision in this Waiver and Consent shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     (d) Binding Effect. This Waiver and Consent shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.
     (e) No Waivers. Any provision of this Waiver and Consent may be amended or waived, if, but only if, such amendment or waiver is signed, in the case of an amendment, by each party to this Waiver and Consent, or in the case of a waiver, by each party against whom the waiver is to be effective.
     (f) Survival of Representations and Warranties. All representations and warranties made in this Waiver and Consent or in any other document furnished in connection with this Waiver and Consent shall survive the execution and delivery of this Waiver and Consent, and no investigation by any Holder or any closing shall affect the representations and warranties or the right of the Holders to rely on them.
     (g) Jurisdiction. The Issuers irrevocably consent to the exclusive jurisdiction of the United States federal courts and the state courts located in the County of New York, State of New York in any suit or proceeding based on or arising under this Note and irrevocably agrees that all claims in respect of such suit or proceeding may be determined in such courts. The Issuers irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding. The Issuers further agree that service of process upon the Issuers mailed by first class mail shall be deemed in every respect effective service of process upon the Issuers in any such suit or proceeding. The Issuers agree that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner. Nothing herein shall affect the right of the Holder to institute suit and conduct an action in any other appropriate manner, jurisdiction or court or to serve process in any other manner permitted by law.

     IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

Issuers: NATIONSHEALTH, INC.
By:	/s/ Glenn Parker
	Name:	Glenn Parker
	Title:	CEO

NATIONSHEALTH HOLDINGS, L.L.C.
By:	/s/ Glenn Parker
	Name:	Glenn Parker
	Title:	CEO

UNITED STATES PHARMACEUTICAL GROUP, L.L.C.
By:	/s/ Glenn Parker
	Name:	Glenn Parker
	Title:	CEO

DIABETES CARE & EDUCATION, INC.
By:	/s/ Glenn Parker
	Name:	Glenn Parker
	Title:	CEO

NATIONAL PHARMACEUTICALS AND MEDICAL PRODUCTS (USA), LLC
By:	/s/ Glenn Parker
	Name:	Glenn Parker
	Title:	CEO

MHR CAPITAL PARTNERS (500) LP, individually and as Collateral Agent By: MHR Advisors LLC, its General Partner
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Authorized Signatory

HOLDERS: OTQ, LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Authorized Signatory

MHR CAPITAL PARTNERS MASTER ACCOUNT LP By: MHR Advisors LLC, its General Partner
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Authorized Signatory

MHR CAPITAL PARTNERS (100) LP By: MHR Advisors LLC, its General Partner
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Authorized Signatory